EXHIBIT 99.1

GENFIT: Combined Shareholders’ Meeting of November 27, 2019 – Availability of Preparatory Documents

Lille (France), Cambridge (Massachusetts, United States), October 21, 2019 – GENFIT (Nasdaq and Euronext: GNFT), a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases, today announced that it published in October 21, 2019’s French legal announcements bulletin (Bulletin des Annonces Légales Obligatoires) its convening notice to the Combined Shareholders’ Meeting to be held on Wednesday, November 27 2019, at 2:30pm, at the Company’s headquarters, located Parc Eurasanté, 885 avenue Eugène Avinée in Loos (59120), France.

Management will provide an update on the Company’s activities over the last few months.

All documentation regarding this Shareholders’ Meeting is available to shareholders in accordance with existing regulations, and is available on the Company’s website, in the documentation center (https://ir.genfit.com/financial-information/shareholders-meeting).

Documents listed in Article R.225-83 of the French commercial code are available to shareholders in accordance with existing regulations.

For this Shareholders’ Meeting, the Company will allow shareholders to send their voting instructions via Internet through the VOTACCESS platform. A tutorial to familiarize shareholders with this new tool for online voting is available in the documentation center.

Shareholders are invited to contact the toll-free (France only) number starting Tuesday, October 22, 2019, with any questions regarding how to participate in the Meeting: 0800 940 651.

ABOUT GENFIT

GENFIT is a late-stage biopharmaceutical company dedicated to the discovery and development of innovative therapeutic and diagnostic solutions in metabolic and liver related diseases where there are considerable unmet medical needs, corresponding to a lack of approved treatments. GENFIT is a leader in the field of nuclear receptor-based drug discovery with a rich history and strong scientific heritage spanning almost two decades. Its most advanced drug candidate, elafibranor, is currently being evaluated in a pivotal Phase 3 clinical trial (“RESOLVE-IT”) as a potential treatment for NASH, and GENFIT plans to initiate a Phase 3 clinical trial in PBC later this year following its positive Phase 2 results. As part of GENFIT’s comprehensive approach to clinical management of NASH patients, the company is also developing a new, non-invasive and easy-to-access blood-based in vitro diagnostic test to identify patients with NASH who may be appropriate candidates for drug therapy. With facilities in Lille and Paris, France, and Cambridge, MA, USA, the Company has approximately 160 employees. GENFIT is a public company listed on the Nasdaq Global Select Market and in compartment B of Euronext’s regulated market in Paris (Nasdaq and Euronext: GNFT). www.genfit.com

GENFIT | Investors

Naomi EICHENBAUM – Investor Relations | Tel: +1 (617) 714 5252 | investors@genfit.com

PRESS RELATIONS | Media

Hélène LAVIN – Press relations | Tel: +333 2016 4000 | helene.lavin@genfit.com

  GENFIT | 885 Avenue Eugène Avinée, 59120 Loos - FRANCE | +333 2016 4000 | www.genfit.com

Attachment

  GENFIT: Combined Shareholders’ Meeting of November 27, 2019 – Availability of Preparatory Documents (https://ml-eu.globenewswire.com/Resource/Download/31a2325a-e1de-42ef-bfeb-13943fb1e59d)